Exhibit 99.1

Nisun International Enterprise Development Group Co., Ltd Cooperates with Beijing Guodao Gold Co., Ltd. to Further Propel Gold Market Presence

SHANGHAI, April 12, 2023 /PRNewswire/ -- Nisun International Enterprise Development Group Co., Ltd ("Nisun" or the "Company") (Nasdaq: NISN), a provider of innovative comprehensive solutions through an integration of technology, industry, and finance, today announced that the Company's controlled affiliate, Nanjing NiSun Gold Co., Ltd. (“NiSun Nanjing”), has entered into a gold product sales and purchase agreement (the “Agreement”) with Beijing Guodao Gold Co., Ltd. (“Guodao”), a company primarily engaged in the design, development, and distribution of precious metals in cultural and related fields. The Agreement is a significant initiative of the Company’s supply chain business strategy, aimed at increasing its presence and exploring growth opportunities in the gold market.

China has been the world’s largest gold consumer since 2013, with a demand of 1,002 tonnes in 2022. According to European Business Magazine and HKTDC Research, China is also the largest market for gold jewelry, accounting for 31.8% of the world’s market, with 675 tonnes of gold sold for jewelry and RMB420 billion in total market revenue in 2021. With the likely economic rebound, the consumer gold demand in China is expected to return to high levels due to the improved consumer confidence.

The Agreement was executed as part of Nisun's supply chain trading operations. Nisun Nanjing will procure gold raw materials upon requests by Guodao and process these requests according to design, fonts, content, and other format requirements provided by Guodao. It is expected that the scale of the first phase of cooperation will reach RMB80 million (approximately $11.62 million)

Mr. Xiaoyun Huang, Chief Executive Officer of Nisun, commented, “We are pleased to cooperate with Guodao as it is a highly innovative company dedicated to the creative cultural precious metals favored by the consumers. We believe this partnership will enable us to increase our presence and tap into the growth potential in the gold market. Going forward, we believe our strong capability will enhance our market position, strength our relationship with customers and deliver long-term benefits for our stakeholders.”

About Beijing Guodao Gold Co., Ltd.

Established in 2005, Beijing Guodao Gold Co., Ltd. primarily engages in the design, development, and launch of precious metals in cultural and other related fields. Guodao has developed a wide variety of precious metal collections infused with cultural creativity that embody Chinese cultural spirit and are beloved by consumers. Guodao adheres to its core values of preserving the Chinese national heritage and recording China’s progress, and pioneers in creating the development project of national treasure gold artwork. Guodao has been committed to exploring the cultural significance of gold has established itself as a prominent distributor of gold products with numerous national patents.

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its rich industry experience, Nisun is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun continues to deepen the field of industry segmentation through industrial and financial integration, by cultivating/creating an ecosystem of openness and empowerment. Nisun has built a linked platform that incorporates supply chain, banking, securities, trust, insurance, funds, state-owned enterprises, among other businesses. Focusing on industry-finance linkages, Nisun aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/.

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun encourages you to review other factors that may affect its future results in Nisun's registration statement and in its other filings with the Securities and Exchange Commission. Nisun assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations

Tel: +86 (21) 2357-0055

Email: ir@cnisun.com

Ascent Investor Relations LLC

Tina Xiao

Tel: +1 (917) 609 0333

Email: tina.xiao@ascent-ir.com